Filed by Zurn Water Solutions Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Zurn Water Solutions Corporation

Commission File No.: 001-35475

February 14, 2022

Zurn Water Solutions Associates,

Today is an exciting day for the future of Zurn Water Solutions. We are announcing plans to combine with Elkay Manufacturing, adding a drinking water business to our portfolio with significant growth opportunity. Upon completion of the transaction, Zurn Water Solutions shareholders will own approximately 71% and Elkay shareholders will own approximately 29% of the combined company.

If you aren’t familiar with Elkay Manufacturing, it is a family-owned business headquartered in Downers Grove, Illinois that has been making innovative products and delivering exceptional customer service for more than 100 years. While the business started in sinks, their continued innovation and growth has led them to become a market leader in drinking water as well as sinks.

This transaction is truly transformational for our business. By combining with the Elkay brand, it positions us as an even stronger pure-play water company because the drinking water sector is high-growth and increasingly essential. The combination puts us well on our way to doubling the size of the business while enhancing our competitive advantage within specified water solutions.

Elkay is viewed as the gold standard in providing clean drinking water within institutional and commercial buildings. Together, we can provide customers an even more comprehensive package of innovative, specified water solutions that provide water safety, water quality and water conservation to critical vertical markets like education and healthcare. It also provides even more capability for customers to advance their sustainability initiatives while reducing their overall initial and operating costs.

This transaction will not change our executive leadership team or our Milwaukee headquarters, which will all remain as they are today. I will remain Chairman and Chief Executive Officer, Craig Wehr will remain President of Zurn Water Solutions, and Ted Hamilton will remain President of Elkay Plumbing. The combined entity – renamed Zurn Elkay Water Solutions – will continue to trade under the ticker NYSE: ZWS and will be led by the existing Zurn Water Solutions Board of Directors with the addition of two new directors who currently serve on the Elkay Board of Directors. While our corporate offices will remain in Milwaukee, we will continue to maintain a presence in the Chicago area where Elkay is headquartered.

During the past several months, we’ve come to know the highly talented Elkay team more closely. What has repeatedly impressed us, and part of what makes me so excited about this transaction, is the deeply aligned midwestern core values and a passion for serving customers. We also share a focus on Diversity, Equity & Inclusion, water and environmental stewardship, and giving back to the communities where employees live and work.

Today’s announcement is just the first step in a long process, so we don’t have all the answers at this point. The transaction closing is subject to certain regulatory and shareholder approvals, and other customary closing conditions, and is not expected to take place until the third quarter of 2022. We will have a project management team in place to ensure a smooth transition.

Zurn Water Solutions | 511 W. Freshwater Way | Milwaukee, WI 53204

In the meantime, it is business as usual for all of us, as we continue to provide our customers with the high levels of service that they expect and deserve.

I will share more information on our Quarterly Associate call later this week. You will receive an email on how to access the call on Z-Net. In addition, we’ve set up a special section on Z-Net that includes FAQs and additional information about today’s announcement. More information will be added to that site as it becomes available.

We will navigate the next several months together, and you can expect updates at key milestones. In the meantime, let’s stay focused on continuing to deliver results and serve customers.

This is an exciting transaction that is expected to provide significant opportunities for growth and development for associates of both companies. We are excited to build upon the incredible legacies of both businesses as we come together to create an even brighter future as Zurn Elkay Water Solutions.

Todd A. Adams

Chairman and CEO

Forward-Looking Statements

This communication contains certain “forward-looking statements” including statements regarding the anticipated timing and benefits of the combination of Zurn and Elkay (the “Transaction”). These forward-looking statements are based on our current expectations and beliefs, but there can be no assurance that these will be as anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These factors include, among others: the inability to complete the Transaction, including due to the failure to receive required Zurn shareholder approvals or the failure of other closing conditions; the inability to recognize the anticipated benefits of the proposed Transaction, including the forecasted cost synergies; and costs related to the proposed Transaction. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information

In connection with the Transaction, we intend to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a proxy statement/prospectus relating to the Transaction. SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. A definitive proxy statement will be sent to stockholders of Zurn seeking approval of the Transaction. The documents relating to the Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge by contacting us at 855-480-5050.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder. Zurn, Elkay and their respective directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from Zurn’s stockholders in connection with the Transaction. Information regarding the names and interests in the proposed transaction of Zurn’s directors and officers is contained Zurn’s filings with the SEC. Additional information regarding the interests of potential participants in the solicitation process will also be included in the proxy statement/prospectus relating to the Transaction and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Zurn Water Solutions | 511 W. Freshwater Way | Milwaukee, WI 53204